Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 18, 2024

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 268 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 3, 2024, with respect to changes to the registration statement of, inter alia, Defiance Daily Target 2X Long RIOT ETF (formerly known as the Defiance Daily Target 2X Long Carbon ETF) and Defiance Daily Target 2X Long China Dragons ETF (formerly known as Defiance Daily Target 2X Long Lithium ETF) (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

In addition, the Trust notes that it has determined to make modest revisions to each Fund’s (as well as the Other Funds as defined below) principal investment strategies to reflect that rather than the original primary reliance on swaps with a secondary reliance on options, the portfolio management team may rely on the type of derivative instrument most appropriate at the time of the investment. Such revisions have been provided to the Staff under separate cover.

1.	The Staff notes that you are replacing KRBN with RIOT and LIT with DRAG as each Fund’s respective underlying security post effectively, and in recent months launched multiple single ETF Funds with similar strategies. In correspondence, please tell us about the business and legal reasons for replacing KRBN with RIOT and LIT with DRAG, respectively, and how you generally determine which products to launch or shutter.

Response: The Trust responds by confirming supplementally that decisions to launch or shutter products are based on several factors, including alignment with the overall product line, and expected financial performance and market demand. Currently, the Adviser has determined that each of RIOT and DRAG demonstrates stronger performance potential and investor interest as compared to KRBN and LIT, respectively.
2.	With respect to the Funds’ initial registration, the Trust filed a response letter dated May 15, 2024 (“Letter”) which also applies to three other Trust series in the Amendment (“Other Funds”). The Staff acknowledges the responses, representations and additional information provided by the Trust in the Letter with respect to the Other Funds. With respect to the Funds, please provide the Staff with the responses, representations or additional information requested by items 2, 3, 6, 7, 11, and 12 of the Letter. To the extent a response in the Letter is identical to your response to this series, please confirm in this response or otherwise highlight key areas where your responses differ with respect to this series.

Response: The Trust responds by confirming supplementally that, except for the exception noted below, each referenced response in the Letter is identical to the response for the Funds. In addition, each Fund will provide under separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on the Fund’s anticipated current portfolio construction and will include the index the Fund intends to use and how such index meets the definition of designated reference portfolio.

The Trust notes that the response to comment 7 of the Letter is adjusted slightly with respect to the Funds to state that the Trust is currently in negotiations with four swap counterparties rather than seven. Otherwise, the response is identical for the Funds.
3.	In correspondence, please advise whether prior to this Amendment the Funds accepted investments, issued shares or commenced operations. If so, describe any steps taken to mitigate impacts to existing shareholders by the change in exposure to a different underlying security.

Response: The Trust responds by confirming supplementally that as of the date hereof, neither Fund has accepted investments, issued shares or commenced operations.
4.	Please note that Staff believes that changing a Fund’s underlying security should be effected via a 75-day filing, and not a 60-day filing.

Response: The Trust acknowledges the Staff’s view, and has agreed to delay the effective date of the Amendment through at least December 30, 2024 (the same date that the Amendment would have been effective had it been filed as a 75 day filing).

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC